UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

Kaiser Aluminum Corporation
(Name of Issuer)

Common stock, par value $.01 per share
(Title of Class of Securities)

483007704
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
            ☒ Rule 13d-1(c)
            ☐    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483007704                                                                                                Page of 2 of 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Witmer Asset Management 13-3735486
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 217,556
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 217,556
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,556
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483007704                                                                                                Page of 3 of 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Charles H. Witmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 5,000
	6.	Shared Voting Power 219,556
	7.	Sole Dispositive Power 5,000
	8.	Shared Dispositive Power 219,556
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,556
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483007704                                                                                                Page of 4 of 9

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Meryl B. Witmer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 219,556
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 219,556
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 219,556
10.	Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483007704                                                                                                Page of 5 of 9

Item 1.	Name of Issuer

(a)	Name of Issuer: Kaiser Aluminum Corporation

(b)	Address of Issuer’s Principal Executive Offices: 27422 Portola Parkway, Suite 350 Foothill Ranch, California 92610-2831

Item 2.	Name of Person Filing

(a)	Name: Witmer Asset Management Charles H. Witmer Meryl B. Witmer

(b)	Address of Principal Business Office:
One Dag Hammarskjold Plaza
885 2nd Avenue, 31st Floor
New York, New York 10017

(c)	Citizenship:
U.S.A.

(d)	Title of Class of Securities:
Shares of Common stock, par value $.01 per share

(e)	CUSIP Number:
483007704

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(ii)(G)
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

CUSIP No. 483007704                                                                                                Page of 6 of 9

Item 4.	Ownership.

(a)	Amount Beneficially Owned: Witmer Asset Management 217,556 shares Charles H. Witmer 224,556 shares Meryl B. Witmer 219,556 shares

(b)	Percent of Class: Witmer Asset Management 1.1% Charles H. Witmer 1.1% Meryl B. Witmer 1.1%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: Witmer Asset Management 0 shares Charles H. Witmer 5,000 shares Meryl B. Witmer 0 shares

(ii)	shared power to vote or to direct the vote: Witmer Asset Management 217,556 shares Charles H. Witmer 219,556 shares Meryl B. Witmer 219,556 shares

(iii)	sole power to dispose or to direct the disposition of: Witmer Asset Management 0 shares Charles H. Witmer 5,000 shares Meryl B. Witmer 0 shares

(iv)	shared power to dispose or to direct the disposition of: Witmer Asset Management 217,556 shares Charles H. Witmer 219,556 shares Meryl B. Witmer 219,556 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:☒

CUSIP No. 483007704                                                                                                Page of 7 of 9

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Member of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits            Exhibit 1

Joint Filing Agreement dated February 14, 2008 between Witmer Asset Management, Charles H. Witmer and Meryl B. Witmer.

CUSIP No. 483007704                                                                                                Page of 8 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	Witmer Asset Management

/s/ Charles H. Witmer *
Name: Charles H. Witmer
Title: Managing Member

Dated: February 14, 2008	/s/ Charles H. Witmer *
Charles H. Witmer

Dated: February 14, 2008	/s/ Meryl B. Witmer *
Meryl B. Witmer

* The reporting persons hereby disclaim beneficial ownership over the shares reported on this 13G except to the extent of their pecuniary interest therein.

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Exhibit 1
Joint Filing Statement

Statement Pursuant to Rule 13d-1(k)(1)

The undersigned hereby consent and agree to file a joint statement on Schedule 13G Amendment No. 2 under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of Kaiser Aluminum Corporation beneficially owned by them, together with any or all amendments thereto, when and if appropriate.  The parties hereto further consent and agree to file this Statement Pursuant to Rule 13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

Dated: February 14, 2008	Witmer Asset Management

/s/ Charles H. Witmer
Name: Charles H. Witmer
Title: Managing Member

Dated: February 14, 2008	/s/ Charles H. Witmer
Charles H. Witmer

Dated: February 14, 2008	/s/ Meryl B. Witmer
Meryl B. Witmer

SK 00124 0001 851971